Exhibit 99.3

October 21, 2021

BY SEDAR

British Columbia Securities Commission
Alberta Securities Commission
Ontario Securities Commission
Manitoba Securities Commission

Dear Sirs/Mesdames:

Re:	Prospectus Supplement of Vicinity Motor Corp. (the “Corporation”)

We refer to the prospectus supplement of the Corporation dated October 21, 2021 (the “Prospectus Supplement”) to the base shelf prospectus of the Corporation dated April 19, 2021.

We hereby consent to being named under the headings “Enforceability of Certain Civil Liabilities”, “Documents Filed as Part of the Registration Statement”, “Legal Matters”, and “Legal Matters And Interests Of Experts” in the Prospectus Supplement, and to the inclusion of our opinion under the heading “Enforceability of Certain Civil Liabilities” in the Prospectus Supplement.

We also confirm that we have read the Prospectus Supplement and have no reason to believe there are any misrepresentations in the information contained therein that are derived from our opinion referred to therein or that is within our knowledge as a result of services that we have performed in connection with those matters that are the subject of our opinion.

Yours truly,

“MILLER THOMSON llp”

MILLER THOMSON llp